Lend Lease
CORPORATION

02028152

20 March 2002

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
02 9236 6111
Facsimile
02 9252 2192
DX 10230 SSE

www.lendlease.com

RECEIVED
MAR 26 2002
365

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Attention: Filing Clerk

SUPPL

Dear Sir

Re: **Company: Lend Lease Corporation Limited**
File No: 82 - 3498

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, the following documents are submitted in respect of the above registration:

Date	Document
20 March 2002	Announcement to Australian Stock Exchange Chairman's Letter and Half Year Report

Yours faithfully

PROCESSED
APR 10 2002
THOMSON
FINANCIAL

S. Sharpe

S J Sharpe
Company Secretary

dw 4/1

LL0004

SEC\Dividend Letter Mar02.doc

Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

20 March 2002

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Stock Exchange

By facsimile: 0015 64 4 473 1470

Pages: Five (5) pages

Dear Sir

Re: Stock Exchange Announcement
Chairman's Letter and Half Year Report

In accordance with Listing Rule 3.17, enclosed is the Chairman's letter and Half Year Report to be sent to all shareholders together with the dividend cheque and/or statement.

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary

Providing the Best Real Estate Outcomes for Our Clients Globally

Lend Lease
CORPORATION

REPORT TO SHAREHOLDERS FOR THE SIX MONTHS ENDED 31 DECEMBER 2001

2001/2002
HALF YEAR REPORT

20 March 2002

DEAR SHAREHOLDER,

Lend Lease's results for the six month period to 31 December 2001 demonstrates that the company's global platform which services clients through our two core businesses, Real Estate Solutions and Real Estate Investment Management, is delivering an increasing proportion of stable, repeatable earnings.

Although the business environment of the last six months has been challenging, we have increased confidence in achieving the forecasted after tax profit in excess of $210 million for the full year to 30 June 2002. Moreover, while we expect a difficult global business environment in the short term, Lend Lease's strong balance sheet and good geographic and sector diversification in both its business streams provide us with a strong base for continued earnings growth.

These expectations arise from the progress made in expanding both our businesses and improving their operating efficiency.

In Real Estate Solutions, Bovis Lend Lease continues to grow its Backlog profits and to play a leadership role in such benchmark projects as the clean-up of the World Trade Center "Ground Zero" site in New York. It has also been successful in increasing profits from longer term contracts.

Real Estate Investment Management experienced growth in Australia, Europe and Asia but was less successful in the United States where economic conditions limited growth opportunities. Nevertheless, the U.S. real estate market remains an attractive and important market for us, and is expected to return to growth as the U.S. emerges from the current recession.

Our current business repositioning initiative is designed to provide the most effective way to implement our business model. This initiative, while reducing costs, will ensure that we are properly positioned for growth when the business environment improves, and that we can meet client expectations for increased efficiency.

As announced, we are paying an interim dividend of 9 cents per share, fully franked, up from the previous dividend of 8 cents per share paid in September 2001. The interim dividend conforms to the Board's policy of paying only fully franked dividends, and is consistent with our previous forecast of a full year dividend of 18 cents per share for the year ending 30 June 2002.

We will announce our full year results on 22 August. As previously advised, we expect an after tax profit in excess of $210 million for the year. With our improved operating efficiency and growth in both our business streams, we are positioned for earnings growth in 2003.

Yours sincerely,

Jill Conway

Jill Conway
Chairman



Real Estate Solutions

The Bovis Lend Lease and Property Development businesses have been aligned under Real Estate Solutions to provide clients with an integrated solutions-based capability. Real Estate Solutions performed very well with a total after tax profit of $83.3 million for the six months to 31 December 2001 compared to $44.5 million for the six months to 31 December 2000, an increase of 87.2%.

Bovis Lend Lease has continued to perform well and has delivered a profit after tax of $48.8 million for the six months to 31 December 2001, an increase of 18.4% from the same period last year. In the face of a tough business climate, Bovis Lend Lease has continued to secure new work, with strong performance from the U.S. and European regions.

We continue to focus on securing longer term contracts that deliver annuity profit streams — a key component of this relates to the partnering of the private sector with Governments in respect of major Government assets such as Private Finance Initiatives (PFI) in the U.K. and military housing in the U.S. We have been awarded our first schools PFI project in the U.K. and a hospital PFI in Italy, and continue to be involved in bids on a number of other PFIs in health and schools in the U.K., as well as a number of military housing projects both in the U.K. and the U.S.

Lend Lease's Property Development business contributed $34.5 million after tax for the six months to 31 December 2001 compared to $3.3 million after tax for the six months to 31 December 2000. This result includes $19.8 million after tax from the sale of Touchwood, Solihull retail centre in the U.K., which was successfully opened in September last year. The result also includes the first 4 ½ months' profit contribution of $7.6 million after tax following completion of the Delfin acquisition on 10 August 2001.

The Property Development result included $26.0 million after tax from the Australian operations, which are characterised by a growing, secure income stream from land management projects. There is skewing of profits in the Australian business to the first half of this financial year. However, the Australian business is on track to deliver reliable annuity style earnings of approximately $40 million after tax per annum.

Projects utilising the land management model, which are focused on large urban community developments - primarily residential, will be an important feature in the company's future Property Development earnings. The model has great potential for us in Australia on projects such as Victoria Harbour in Melbourne, and we have also embarked on its globalisation by exporting our expertise in land management projects to other regions such as the U.K.

Real Estate Investment Management

Real Estate Investment Management contributed $86.7 million after tax for the six months to 31 December 2001 compared to $77.9 million for the same period last year, an increase of 11.3%. Profit contributions from the Australia/Pacific, Asian and European regions were higher for the six months to 31 December 2001 than the previous corresponding period, indicating improvement and growth in those regions.

The U.S. Real Estate Investment Management result for the six months to 31 December 2001 was $48.8 million after tax compared to $56.5 million for the six months to 31 December 2000. This lower result was expected and was foreshadowed at the company's Annual General Meeting in November last year.

Included in the European result is the successful sale of Lend Lease's 50% interest in the Arrábida Shopping Centre in Portugal for an after tax profit of $9 million.

Worldwide Assets Under Management (AUM) at 31 December 2001 were $87 billion compared to $86.6 billion at 30 June 2001. However, in the U.S., Assets Under Management were down 2.8% from 30 June 2001. The drop in U.S. AUM was due to less transaction volume for acquisitions, coupled with several large dispositions on behalf of clients, and some downward valuations.

Lend Lease has been active in Europe with GLL Real Estate Partners, our joint venture with Generali, in completing two recent transactions on behalf of institutional investors.

General Property Trust (GPT) and Australian Prime Property Fund (APPF), our Lend Lease managed property trusts in Australia, have experienced significant growth through acquisitions such as the 2 Park Street Trust and Homemaker Retail Group for GPT, and the Suncorp Metway retail portfolio merger for APPF.

In Asia, the International Distressed Debt Fund has closed raising US$350 million of which US$173 million of capital has been invested to date. We continue to finalise the joint venture agreement with Tokyu to establish a real estate investment management business in Japan which we believe will be well placed to capitalise on the enormous opportunities there.

The Real Estate Investment Management business in the United States has felt the most significant impact of the difficult economic climate, with the overall market uncertainty causing a significant reduction in transaction volume and difficulties in raising capital. In addition, the lower U.S. interest rates caused a reduction in CapMark Services' float earnings from US$11.6 million in the six months to 31 December 2000 to US$5.5 million in the six months to 31 December 2001.

Conditions in the U.S., particularly for the real estate equity business, have been challenging and are likely to remain so in the short term. Given the market conditions expected for the remainder of this financial year, the 2002 full year result for the U.S. Real Estate Investment Management business is now expected to be below the 2001 full year result, prior to the restructuring provisions raised in 2001. Nevertheless, the U.S. real estate market still remains an attractive and important investment market for us because it is the largest real estate market in the world, with the highest liquidity and it will undoubtedly return to growth. There have been some early economic indicators to suggest a recovery is on the way. However, the timing of any recovery is uncertain.

While we don't expect the U.S. Real Estate Investment Management business to return to growth until 2003, our operations in Australia, Asia and Europe are well placed for continued growth in the second half of this year.

We have announced that David Ross, our Global CEO of the Real Estate Investment Management business, will relocate to Atlanta by mid year. Given the size and scope of the U.S. real estate and capital markets and Lend Lease's considerable activities there, he will be better placed in the U.S. to drive our global strategy. David Ross' focus will be on global growth and working with the regional CEOs, including Fred Pratt who manages the U.S. businesses.

Outlook

Lend Lease remains in a strong financial position and is on track to deliver an after tax profit in 2002 in excess of $210 million, provided there is no further material deterioration in market conditions.

Lend Lease is currently undertaking a business repositioning initiative that will identify and implement the most effective way of executing our business model. While one outcome of the initiative will be a reduced cost base, the primary objective is to ensure we are properly positioned for growth and can perform more effectively for our clients which will position us to deliver continued earnings growth in 2003.



Overview

Lend Lease delivered an operating profit after tax of $126.4 million for the six months to 31 December 2001, an increase of 16.2% over the same period last year. This result has provided the Directors with increased confidence in achieving a profit after tax in excess of $210 million for the full year to 30 June 2002.

Since our Annual General Meeting, the global economic situation has continued to soften and the outlook for the business environments in which we operate can best be characterised as uncertain. However, Lend Lease is well positioned for these conditions. We continue to have a strong balance sheet and have established good geographic and sector diversification in both the Real Estate Solutions and Real Estate Investment Management businesses, which has helped to grow earnings despite these tough conditions.

Earnings per share (eps) were 29.4 cents for the six months to 31 December 2001 compared to 23.1 cents for the six months to 31 December 2000, an increase of 27.3%.

*Abridged Consolidated Half Year Financial Statements**

CORPORATE STRENGTH

		Half Year Ended	Financial Year Ended			
		Dec 2001	June 2001	June 2000	June 1999	June 1998
Assets Under Management	$b	87.0	86.6	70.9	73.2	73.5
Assets Under Resolution	$b	16.2	13.7	10.7		
Loans Under Servicing	$b	131.7	96.3	82.7		
Backlog Gross Profit Margin (1)	$m	607	518			
Available cash	$m	733	1,119	3,484	621	482
Borrowings	$m	981	1,081	1,046	1,210	1,544
Net asset backing per share (2)	$	8.73	8.54	10.38	6.88	6.42
Shares on issue (2)	m	431	430	512	504	252
Number of shareholders	No.	87,862	87,516	59,553	45,113	35,404
Full-time equivalent employees	No.	10,857	10,484	9,774	4,627	7,079
Share price	$	13.05	12.55	21.31	20.74	16.33

(1) Backlog GPM represents the forecast gross profit margin to be earned from all projects committed by the business. This key business measure was adopted for the first time in June 2000, following the formation of Bovis Lend Lease.

(2) Comparatives have been adjusted to reflect the 1:1 bonus issue in December 1998.

EARNINGS PER SHARE (EPS)

	Cents per share	
	Dec 2001	Dec 2000
Core Real Estate businesses	30.3	20.3
Westpac	6.6	9.1
Group Treasury/Financing	(0.3)	6.3
Amortisation	(9.4)	(8.5)
Non-core investments	2.2	(4.1)
Total eps	**29.4**	**23.1**
Pre-amortisation eps	**38.8**	**31.7**

BUSINESS SEGMENT SUMMARY

	Operating Profit/(Loss) After Tax	
	Dec 2001 $m	Dec 2000 $m
Bovis Lend Lease	48.8	41.2
Property Development	34.5	3.3
Real Estate Solutions (1)	**83.3**	**44.5**
Real Estate Investments	**86.7**	**77.9**
Capital Services	0.9	9.4
IT+T and eBusiness Investments	8.5	(28.6)
Equity Investments	28.2	42.8
Corporate(2)	(81.2)	(37.2)
Total	**126.4**	**108.8**

(1) Includes Bovis Lend Lease and Property Development.

(2) Includes Group Services, Group Treasury and amortisation.

BALANCE SHEET SUMMARY

	Dec 2001 $m	June 2001 $m
Cash	733.4	1,118.6
Real Estate Development inventories	1,034.6	1,018.0
Real Estate Development investments	88.3	36.8
Real Estate Co-investments	723.6	602.4
Other Real Estate Investments	567.7	465.9
Other Investments	45.7	59.7
Goodwill	1,160.6	1,122.5
Management Agreements	971.5	963.8
Borrowings	(980.8)	(1,080.8)
Other Net Assets/(Liabilities)(1)	(582.8)	(639.5)
Shareholders' Equity	**3,761.8**	**3,667.4**

(1) Other net assets/liabilities includes trade creditors and receivables, provisions and other liabilities including deferred tax liabilities.

SUMMARY OF CASH FLOWS

	$m
Cash at 30 June 2001	**1,118.6**
Summary of major cash transactions during the period	
Operating Activities	
Net receipts in the course of operations	29.1
Net Property Development receipts	343.6
Tax payments	(89.9)
Net interest paid	(27.9)
Other operating cash receipts	29.3
	284.2
Other Cash Transactions	
Payment of dividends on 14 September 2001	(34.4)
Funding of 'out of the money' foreign exchange hedge contracts	(63.7)
Real Estate Investments Co-investments	(111.1)
Mortgage Loans	(184.4)
Purchase of Delfin Ltd	(173.9)
Proceeds on sale of investments	81.7
Net borrowing repayments	(237.1)
Other net cash flows	53.5
Net cash deployed for the period	**(385.2)**
Closing cash balance at 31 December 2001	**733.4**

* The full Financial Statements can be viewed on our website **www.lendlease.com**, or we can send you a copy at your request.

Contact Information

Lend Lease Corporation Limited

ABN 32 000 226 228
Incorporated in New South Wales, Australia

Registered Office

Level 46, Tower Building
Australia Square
George Street
Sydney NSW 2000

Telephone: 61 (2) 9236 6111
Facsimile: 61 (2) 9252 2192

Stock Exchange Listings

Australia   New Zealand

Directors

J K Conway, *Chairman*

D H Higgins, *Managing Director*

R A Longes, *Deputy Chairman*

A Aiello	P C Goldmark
Y H Chua, BBM	D J Grady
D A Crawford	R G Mueller, CBE
G G Edington	R E Tsenin

Secretaries

P W Crewes   S J Sharpe

Investor Information

Lend Lease Corporation Report to Shareholders and financial statements and further information on the Lend Lease Group can be obtained from Investor Relations.

Telephone: 61 (2) 9236 6065
Facsimile: 61 (2) 9252 2192

and from our Internet site:

http://www.lendlease.com

Share Registry and Shareholder Queries

Principal Register

ASX Perpetual Registrars Limited
Level 8
580 George Street
Sydney NSW 2000
Locked Bag A14
Sydney South NSW 1232

Telephone: 1800 230 300 or 61 (2) 8280 7123
Facsimile: 61 (2) 9261 8489

Email: registrars@aprl.com.au
http://www.registrars.aprl.com.au

UK Register

B Davis & Co
Park House
158-160 Arthur Road
Wimbledon Park
London SW19 8AQ

Telephone: 44 (20) 8947 3361
Facsimile: 44 (20) 8944 1039

USA Agent

The Bank of New York
Depository Receipts Division
101 Barclays Street
New York NY 10286

Telephone: 1 (212) 815 2345
Facsimile: 1 (212) 571 3050

Financial Calendar 2002

Full Year Results Announcement *22 August*
Final Dividend Payable *19 September*

Lend Lease Corporation Limited is committed to protecting your personal information. For more information on the current privacy practices of Lend Lease Corporation Limited, you can access the Privacy Policy Statement on the Company's website at www.lendlease.com, or a copy can be sent to you on request.

Lend Lease
CORPORATION



LEND LEASE CORPORATION LIMITED ABN 32 000 226 228